Exhibit 12

XL CAPITAL
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE DIVIDENDS
000s of U.S. Dollars

Re-presented

	Yr End 31-Dec 2009	Yr End 31-Dec 2008	Yr End 31-Dec 2007	Yr End 31-Dec 2006	Yr End 31-Dec 2005

Earnings:
Pre-tax income (loss) from continuing operations	55,847	(595,293)	1,267,580	1,626,722	(1,416,752)
Fixed charges	308,325	443,401	702,826	603,332	457,533
Distributed income of equity investees	243,176	335,411	93,465	84,203	41,669

Subtotal	607,348	183,519	2,063,871	2,314,257	(917,550)
Less: Minority interest	(104)	—	23,928	25,016	8,210
Preference share dividend	80,200	78,645	69,514	40,322	40,322

Total Earnings (Loss)	527,252	104,874	1,970,429	2,248,919	(966,082)

Fixed Charges:
Interest costs	180,353	205,212	200,831	202,222	176,106
Accretion of deposit liabilities	36,151	146,588	421,074	350,053	227,743
Rental expense at 30% (1)	11,621	12,956	11,407	10,735	13,362

Total Fixed charges	228,125	364,756	633,312	563,010	417,211

Preference share dividends	80,200	78,645	69,514	40,322	40,322

Total fixed charges and pref dividends	308,325	443,401	702,826	603,332	457,533

Ratio of Earnings to Fixed Charges	2.3	0.3	3.1	4.0	(2.3)

Ratio of Earnings to Fixed Charges & Preference Dividends	1.7	0.2	2.8	3.7	(2.1)

Deficiency - fixed charges only	N/A	259,882	N/A	N/A	1,383,293

Deficiency - fixed charges and preference dividends (2)	N/A	338,527	N/A	N/A	1,423,615

Notes:

(1)	30% represents a reasonable approximation of the interest factor

(2)	For the year ended December 31, 2008, earnings were insufficient to cover fixed charges by $551.6 million.

(3)	For the year ended December 31, 2005, earnings were insufficient to cover fixed charges by $1,423.6 million.